UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

IFLI ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	000-21134	04-2893483
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 SW 1 Avenue, Suite 1250, Fort Lauderdale, FL 33301
(Address of principal executive offices, including Zip Code)

(954) 767-6339
Registrant’s telephone number, including area code

Approximate Date of Mailing: October 21, 2011

IFLI ACQUISITION CORP.
200 SW 1 Avenue
Suite 1250
Fort Lauderdale, FL 33301
Telephone (954) 767-6339

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

October 21, 2011

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.01 per share, of IFLI Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF IFLI ACQUISITION CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Mr. C. Leo Smith, Chief Executive Officer, IFLI Acquisition Corp., 200 SW 1 Avenue, Suite 1250, Fort Lauderdale, FL 33301, telephone (954) 767-6339.

By Order of the Board of Directors,

/s/ C. Leo Smith
C. Leo Smith, Chief Executive Officer

Fort Lauderdale, FL
October 21, 2011

INTRODUCTION

This Information Statement is being mailed to holders of record as of October 20, 2011 of shares of common stock of IFLI Acquisition Corp., a Delaware corporation (the “Company,”, “we,” “us,” or “our”) in accordance with the requirements of Section 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed reverse merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (the “Merger Sub”), and SimplePons, Inc., a Delaware corporation (“SimplePons”), pursuant to which the Merger Sub will merge with and into SimplePons, with SimplePons continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger will occur pursuant to an Agreement and Plan of Reorganization between the Company, the Merger Sub and SimplePons (the “Merger Agreement”).

The terms of the Merger Agreement provide, among other things, that each share of SimplePons common stock outstanding immediately prior to the effective time of the Merger will be exchanged for one share of our common stock, and that each common stock purchase warrant of SimplePons outstanding prior to the Merger will be exchanged for an identical warrant entitling the holders to purchase shares of our common stock (the “Exchange Warrants”). Further, in connection with the closing of the Merger, and pursuant to a Stock Repurchase Agreement (the “Stock Repurchase Agreement”) to be entered into between us, SimplePons and Insurance Marketing Solutions, LLC, a Florida limited liability company of which our sole officer and director, C. Leo Smith, is the sole member (“IMS”), SimplePons will acquire 1,012,353 shares (the “IMS Shares”) of our common stock held by IMS for cash consideration of $335,000 to be paid to IMS. Upon such purchase, the IMS Shares will be cancelled and returned to the status of authorized but unissued shares of our common stock.

Assuming the closing of the Merger (the “Closing”), and assuming the completion of the purchase of the IMS Shares by SimplePons, SimplePons’ former stockholders will own 97.4% of our issued and outstanding common stock, giving no effect to 36,528 shares of our common stock underlying outstanding warrants currently held by our stockholders which are exercisable at exercise prices ranging from $120.00 to $500.00 per share, or 10,050,000 shares of our common stock which will be underlying the Exchange Warrants which will be exercisable at $0.50 per share. Pursuant to the terms of the Merger Agreement, our Board of Directors, of which Mr. Smith is the sole member, will appoint Brian S. John and Richard A. Miller to the Board, with Mr. John serving as our President and Chief Executive Officer and Mr. Miller serving as our Vice President - Chief Operating Officer. In addition, Mr. Smith will resign as an officer and director of our company. Messrs. John and Miller are the founders, executive officers and directors of SimplePons.

The foregoing description of the Merger Agreement and the Stock Repurchase Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Stock Repurchase Agreement, respectively, which have yet to be executed. We plan to file a copy of the executed version of each agreement with the Securities and Exchange Commission (the “SEC”) following the execution of such agreements.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our stockholders. Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about October 21, 2011 to all holders of record on October 20, 2011.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains biographical and other information concerning our executive officers and directors after the completion of the Merger.

VOTING SECURITIES

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of October 20, 2011, there are 2,027,788 shares of common stock and no shares of preferred stock issued and outstanding.

Holders of common stock are entitled to one (1) vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Our preferred stock is issuable in one (1) or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock, assuming a market for our common stock develops, of which there is no assurance.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, upon Closing SimplePons will become our wholly-owned subsidiary and, assuming the completion of the Stock Repurchase Agreement which is a condition precedent to Closing, the former stockholders of SimplePons will collectively hold 97.4% of our issued and outstanding capital stock. The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our common stock issued to the former SimplePons stockholders will be issued in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). We also anticipate that each of the SimplePons stockholders will be an “accredited investor” as that term is defined in Rule 501 under the Securities Act.

As described above, pursuant to the Merger Agreement and upon the Closing, our Board of Directors will appoint Messrs. John and Miller to the Board, and elect Mr. John our President and Chief Executive Officer and Mr. Miller our Vice President - Chief Operating Officer and Secretary. At Closing, Mr. Smith will resign as a member of our Board of Directors and from all offices with our company. Because of the change in composition of our Board and the issuance of securities completed by the Merger Agreement, there will be a change of control of the Company on the Closing of the Merger.

Our completion of the transactions contemplated under the Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of certain contingencies and compliance with regulatory requirements set forth in the proposed Merger Agreement. Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by SimplePons prior to the date the new directors take office.

There are no family relationships between any of the executive officers and directors. Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified.

Current executive officers and directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Positions

C. Leo Smith	43	Director, Chief Executive Officer, Chief Financial Officer, President, Secretary, principal executive officer and principal financial and accounting officer

C. Leo Smith was elected to our Board of Directors on January 11, 2010 and was subsequently appointed the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary. Mr. Smith is the sole member of IMS, which controls 77.15% of our voting securities. Since September 2006, Mr. Smith has provided business consulting services to a number of privately held domestic and foreign corporations. His consulting services have primarily been in the areas of marketing and/or manufacturing. Since July 2009 Mr. Smith has been the sole director of Osler Incorporated, which is a shell company as defined in Rule 12b-2 of the Exchange Act, and since September 2009, he has also served as its Chief Executive Officer and Chief Financial Officer. Mr. Smith previously served as the Chairman of the Board of Directors and Chief Executive Officer and Chief Financial Officer of Smith International Enterprises, Inc., d/b/a AmeriPlast Manufacturing, from the inception of the company in 1991 until it was sold in 2002. AmeriPlast Manufacturing was a privately held manufacturer of pre-paid telephone calling cards and stored value cards, such as gift cards and credit cards. In April 2002, AmeriPlast Manufacturing was sold to Signature Graphics, Inc., a privately held company. In June 2002 Signature Graphics, Inc., which had previously acquired all of the assets and liabilities of AmeriPlast Manufacturing, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Middle District of Florida-Orlando Division. The proposed reorganization plan of Signature Graphics, Inc. was rejected, and was converted into a Chapter 7 Liquidation in March 2003. Mr. Smith subsequently filed for Chapter 7 Personal Bankruptcy on October 14, 2005. That filing was caused by the fact that all of the assets, equipment, and machinery leases and mortgages of AmeriPlast Manufacturing were personally guaranteed by Mr. Smith. He was discharged from bankruptcy on April 4, 2006 by Judge Raymond B. Ray. In 2003, subsequent to the sale of AmeriPlast Manufacturing, Mr. Smith formed and founded Advanced Imaging Systems, Inc., a privately held company. Advanced Imaging Systems’ business was similar to that of AmeriPlast Manufacturing, but on a smaller scale, though far more automated and sophisticated. The eventual goal of Advanced Imaging Systems was to concentrate strictly on manufacturing and developing secured credit cards, smart cards, and biometric cards. In the latter part of 2003, Advanced Imaging Systems was acquired by a publicly held company, A. M. S. Marketing, Inc., which company was subsequently renamed International Imaging Systems, Inc. Mr. Smith was the Chief Executive Officer of International Imaging Systems, Inc. until the company was sold to a private investment group in September 2006.

Mr. Smith devotes approximately 10% of his time to our business and operations.

Executive officers and directors following Merger

Upon consummation of the Merger, the following individuals will be our executive officers and members of our Board of Directors:

Name	Age	Positions

Brian S. John	43	Director, President, Chief Executive Officer
Richard A. Miller	44	Director, Vice President – Chief Operating Officer, Secretary

Brian S. John has been an officer and director of SimplePons since inception in February 2011. Mr. John was President and CEO of Teeka Tan Products, Inc. (OTCBB: TKAT) from April 2002 until May 2008 at which time the company was sold. He is also president of Mirador Consulting, Inc., a corporate consulting firm in Boca Raton, Florida, which he founded in 2001. Mr. John’s knowledge has been instrumental in formulating and launching Simplepons’ business model. Mr. John gained extensive experience in the promotional coupon industry working for Dine-A-Mate, Inc., a company that sold coupon books offering discounts for restaurants, entertainment, travel and shopping that were primarily used as a fundraising tool by schools, as its Northeastern Area Sales Director from 1991 to 1996. While at Dine-A-Mate, Mr. John gained valuable insight and strategic knowledge in signing new merchants, structuring promotional deals, coupon sales, sales force management as well as the development and expansion of new and existing markets. In 1996, Dine-A-Mate was acquired by Cendant Corporation for $30 million.

Richard A. Miller has served as Vice President, Chief Operating Officer and a director of SimplePons since its inception in February 2011. Mr. Miller was Vice President, Chief Operating Officer and a director of Teeka Tan Products, Inc (OTCBB: TKAT) from April 2002 until May 2008 at which time the company was sold. Mr. Miller also serves as corporate secretary of Mirador Consulting, Inc., which he joined in March 2002.

Transactions with Related Persons

Our principal executive offices are located at the offices of Mr. Smith, and are provided to us at no cost. We estimate the value to us of these offices are approximately $6,000 per year. Other than the provision of the office space, during the year ended December 31, 2010 there were no material transactions between us and our directors, executive officers and 5% or greater stockholders. All related party transactions of any amount are subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board is determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf. Mr. Smith, who is an executive officer of our company, does not receive any compensation specifically for his services as a director.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended December 31, 2010, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of it sole member. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings.

Director Qualifications, Board Leadership Structure and Risk Management

We are a “shell company” as that term is defined in the Securities Act. Mr. Smith serves as both our President and our sole director. The business and operations of our company are managed by Mr. Smith as our sole officer and director, including oversight of various risks, such as operational and liquidity risks, that our company faces. Mr. Smith’s significant experience in providing consulting services, together with his experience as a member of Boards of Directors of publicly traded companies, provides the specific experience, qualifications, attributes or skills that led our Board to conclude that he should serve as a director.

Committees of the Board of Directors

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any other committee performing a similar function. The functions of those committees are being undertaken by Board of Directors as a whole. Because we have only one director, we believe that the establishment of these committees would be more form over substance.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until at such time as we are able to consummate a business combination such as the Merger. If the Merger is consummated, we expect that in the future we will expand our Board to include independent directors. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

Our sole director is not an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

●	understands generally accepted accounting principles and financial statements,
●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements,
●	understands internal controls over financial reporting, and
●	understands audit committee functions.

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

Code of Ethics

We have adopted a written code of ethics that applies and will apply to our principal executive officer and all of our financial officers, including our chief financial officer and our controller. This code is intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws, as well as other matters. We will provide a copy, without charge, to any person desiring a copy of the Code of Ethics, by written request to, 200 SW 1 Avenue, Suite 1250, Fort Lauderdale, FL 33301

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons beneficially owning more than 10% of a registered class of our equity securities to file with the SEC and to provide us with initial reports of ownership, reports of changes in ownership and annual reports of ownership of our common stock and other equity securities. Based solely upon a review of such reports furnished to us by our directors, executive officers and 10% beneficial owners, we believe that all Section 16(a) reporting requirements were timely fulfilled during 2010.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to IFLI Acquisition Corp., 200 SW 1 Avenue, Suite 1250, Fort Lauderdale, FL 33301, Attention: Board of Directors. Following the Merger, stockholders may send communications to the Board by writing to IFLI Acquisition Corp., 1500 Gateway Boulevard, Suite 220, Boynton Beach, FL 33426, Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation recorded by us in 2010 and 2009 for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000, and up to two (2) additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2010. The value of stock awards is computed in accordance with ASC Topic 718.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen-sation ($) (g)	Non-qualified Deferred Compen-sation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
Leo Smith, Chief Executive Officer and Chief Financial Officer	2010	0	0	0	0	0	0	0	0

We are not a party to an employment agreement with Mr. Smith.

Security Ownership of Certain Beneficial owners and Management

Prior to the Merger

At October 20, 2011, we had 2,027,788 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of October 20, 2011 by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;
●	each of our directors;
●	each of our named executive officers; and
●	our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is 200 SW 1 Avenue, Suite 1250, Fort Lauderdale, FL 33301. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
C. Leo Smith 1	1,562,353	77.0%
All officers and directors as a group (one person)1	1,562,353	77.0%

1           The number of shares beneficially owned by Mr. Smith includes 1,512,353 shares of our common stock owned of record by IMS over which Mr. Smith has voting and dispositive control.

After the Merger

Assuming the issuance of 37,455,000 shares of our common stock in the Merger and the cancellation of the IMS Shares, there will be 38,470,435 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock following the Merger and the repurchase of the IMS Shares by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;
●	each of our directors;
●	each of our named executive officers; and
●	our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is 1500 Gateway Boulevard, Suite 220, Boynton Beach, FL 33426 following the Merger. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Brian S. John	10,000,000	26.0%
Richard A. Miller	10,000,000	26.0%
All officers and directors as a group (two persons)	20,000,000	52.0%
Maarten Linthorst 1	5,000,000	11.5%
Falcon Partners BVBA 2	5,000,000	11.5%
Emilio DiSanluciano 3	3,000,000	7.2%
Brainard Ventures LLC 4	2,000,000	5.2%

1           The number of shares beneficially owned by Mr. Linthorst includes 2,500,000 shares of our common stock issuable upon the exercise of an Exchange Warrant. Mr. Linthorst’s address is Mutzmaleivstrasse 34, CH-8712 Staefa, Switzerland.

2           The number of shares beneficially owned by Falcon Partners BVBA includes 2,500,000 shares of our common stock which are presently outstanding and 2,500,000 shares of our common stock issuable upon the exercise of Exchange Warrants. Falcon Partners BVBA’s address is Gan Welterslaan #13, 2100 Antwerp Belgium.

3           The number of shares beneficially owned by Mr. DiSanluciano includes 500,000 shares of our common stock which are presently outstanding and together with 500,000 shares of our common stock issuable upon the exercise of an Exchange Warrant held by Thorsdale, Inc. Mr. DiSanluciano has voting and dispositive control over securities held by Thorsdale, Inc. Mr. DiSanluciano ‘s address is 777 S. Flagler Drive, Suite 800, West Tower, West Palm Beach, FL 33487.

4           Brainard Ventures LLC’s address is 777 S. Flagler Drive, Suite 800, West Tower, West Palm Beach, FL 33487.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.